

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

David Hamamoto
Chairman and Chief Executive Officer
DiamondPeak Holdings Corp.
40 W. 57th Street, 29th Floor
New York, New York 10019

> **Re: DiamondPeak Holdings Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 24, 2020**
> **File No. 001-38821**

Dear Mr. Hamamoto:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing